================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                              --------------------

                                  ACCENTURE SCA
                       (Name of Subject Company (issuer))
                                  ACCENTURE SCA
                          ACCENTURE INTERNATIONAL SARL
                       (Name of Filing Persons (offerors))
                             CLASS I COMMON SHARES,
                         PAR VALUE (euro)1.25 PER SHARE
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Douglas G. Scrivner
                                  Accenture Ltd
                               1661 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 213-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                              --------------------
                                   Copies to:
                                 John B. Tehan
                                Alan D. Schnitzer
                           Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                               New York, NY 10017
                            Telephone: (212) 455-2000
                            Facsimile: (212) 455-2502

                              --------------------


                            CALCULATION OF FILING FEE
================================================================================
    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
        $129,803,882.12                                $10,502
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, based on the redemption or purchase of 6,519,532 shares for $19.91 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


      Amount Previously Paid:           $10,502             Filing Parties:  Accenture SCA and
                                      -----------------                      ----------------------------
                                                                             Accenture International SARL
                                                                             ----------------------------

    Form or Registration No.:         SC TO-I               Date Filed:      Augst 7, 2003
                                      -----------------                      -----------------



[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1  [ ]  going-private transaction subject to Rule 13e-3
[X] issuer tender offer subject to Rule 13e-4       [ ]  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

================================================================================

         This Final Amendment amends and supplements the issuer tender offer statement on Schedule TO filed on August 7, 2003, as amended by Amendment No. 1 on August 8, 2003, and Amendment No. 2 on August 21, 2003, relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer and the accompanying shareholder communication, up to an aggregate of 6,519,532 Class I common shares of Accenture SCA, par value (euro)1.25 per share, at a price of $19.91 per share, in cash.


ITEM 4.    TERMS OF THE TRANSACTION



Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:


         The tender offer expired at 12:00 midnight, New York City time, on Thursday, September 4, 2003, and has not been extended. 46,233,849 Class I common shares were properly tendered and not withdrawn. Pursuant to the offer to redeem by Accenture SCA and the offer to purchase by Accenture International SARL, Accenture SCA will redeem and Accenture International SARL will purchase an aggregate of 6,519,532 Class I common shares at a redemption or purchase price of $19.91 per share resulting in a proration factor of approximately 14% of the shares tendered.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

                                 /s/ Michael E. Hughes
                                 -----------------------------------------------
                                 Name: Michael E. Hughes

                                 ACCENTURE INTERNATIONAL SARL

                                 By:  /s/ Michael E. Hughes
                                      ------------------------------------------
                                      Name: Michael E. Hughes
                                      Title:  Manager


Dated:  September 5, 2003